FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	June	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.

News Release dated June 14, 2004 (“RIM to Announce First Quarter Results on June 29")

News Release dated June 14, 2004 (“Vodafone Sweden Launches the Successful BlackBerry Wireless Platform for Mobile Professionals")

Page No 1 2

Document 1

June 14, 2004

FOR IMMEDIATE RELEASE

RIM TO ANNOUNCE FIRST QUARTER RESULTS ON JUNE 29

Waterloo, Canada – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) will be reporting results for the first quarter of fiscal 2005 on June 29, 2004 after the close of the market. A conference call and live webcast will be held beginning at 5 pm EST, which can be accessed by dialing 416-640-1907 or by logging on at www.rim.com/investors/events/index.shtml. A replay of the conference call will also be available at approximately 7 pm by dialing 416-640-1917 and entering passcode 21041215#. This replay will be available until midnight EST July 6, 2004.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Courtney Flaherty
Brodeur Worldwide for RIM
212.771.3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Document 2

June 14, 2004

FOR IMMEDIATE RELEASE

Vodafone Sweden Launches the Successful BlackBerry Wireless Platform for Mobile Professionals

Karlskrona, Sweden — BlackBerry®, the popular wireless platform developed by Research In Motion (RIM) (NASDAQ:RIMM; TSX: RIM), is being introduced into new markets all over the world. More than one million people already use BlackBerry to manage their email, access corporate data or make phone calls on the move. The BlackBerry wireless platform is now being launched in Sweden by Vodafone.

With BlackBerry from Vodafone, users enjoy a built-in mobile phone together with secure, wireless access to email and corporate data via Vodafone’s GPRS network. The BlackBerry platform enables email and data to be delivered, using RIM’s push-based technology, without requiring the user to dial in. BlackBerry from Vodafone can be used to receive, edit, reply, send and forward email, as well as read and forward attachments in formats such as Microsoft® Word, Excel, PowerPoint and Adobe PDF.

“With BlackBerry from Vodafone we’re offering what many companies have been requesting for their employees – a secure, efficient solution for mobile management of email and calendars. Now you really can keep your email in your pocket,” said Anders Sjöholm, Director Business Segment at Vodafone Sweden.

The BlackBerry 7230 Wireless Handheld™

BlackBerry from Vodafone is being launched in Sweden with the BlackBerry 7230 Wireless Handheld. The BlackBerry 7230™ supports email, Internet, intranet, personal organizer and text messaging applications and also works as a regular mobile phone. The integrated QWERTY keyboard makes it easy to compose email and text messages and the high-resolution, backlit color screen makes it easy to read text and view graphics. For corporate users, the BlackBerry 7230 also features cradle-free wireless synchronization of email and calendar.

High accessibility, smart and safe with your pocket email

BlackBerry from Vodafone operates in Sweden on Vodafone’s GPRS network. Users can also roam with their BlackBerry handheld to countries where Vodafone has GPRS roaming agreements*. It supports Triple DES (Data Encryption Standard) encryption, enabling the secure transmission of information between the handheld and BlackBerry Enterprise Server™. This has made BlackBerry a popular solution for many government and corporate organizations.

Customized solutions for companies and individuals

In Sweden, Vodafone is launching the BlackBerry platform for corporate customers and individual/small business users. For corporate customers, BlackBerry Enterprise Server software tightly integrates with Microsoft Exchange or IBM Lotus® Domino™ and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data. Later this year Vodafone Sweden will launch BlackBerry Web Client™ for individuals, providing an Internet-based email interface that allows users to access multiple existing corporate and/or personal email accounts without the need for server software (including Microsoft Exchange, IBM Lotus Domino and popular ISP email accounts) from a single BlackBerry handheld.

-more-

Note to Editors: Photos of the BlackBerry 7230 can be downloaded from: http://www.vodafone.se/433.jsp

Media Contacts
 Vodafone Sweden Media Contact:
Johan Holmgren
Director Public Relations, Vodafone Sweden
+46 708 33 14 00
johan.holmgren@vodafone.se

RIM Media Contact - North America:
Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

RIM Media Contact - Europe:
Tilly Quanjer, Senior Communications Manager, RIM
+44 (0) 1784 223987
tquanjer@rim.com

RIM Investors Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

*Check with Vodafone Sweden for roaming terms and conditions.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	June 14, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller